Points International Adds Bruce Croxon to Board of Directors

TORONTO, October 20, 2008 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF) — owner and operator of the world’s leading reward-management web site, www.points.com — announced today that Mr. Bruce Croxon has been appointed to the Company’s board of directors. With the addition of Mr. Croxon as an independent director, the board consists of six members.

Mr. Croxon, age 47, was a founder of Lavalife, a category leader and internationally recognized brand in the online dating industry. He was instrumental in growing the company to just under $100 million in revenue and was CEO when the company was sold to Vertrue in 2004. He stayed on as CEO until 2006 and has since been active as both an investor and advisor in early stage companies in the technology and hospitality sectors. Mr. Croxon is an active member of the Young Presidents Organization and sits on the board of the Trans Canada Trail.

"Points continues to strengthen its team with the addition of Bruce, an experienced veteran in the industry. Bruce‘s outstanding track record of building exceptional online and consumer brands will be beneficial as we continue to raise the profile of the consumer elements of Points’ business, including our consumer portal at www.points.com and our Global Points Exchange (GPX) platform, the world’s first peer-to-peer platform for trading loyalty currencies," said Stephen K. Bannon, Chairman of Points International.

"Points is one of those great companies that is not yet on the majority of consumers’ radar since most of its revenues to date have been from its business-to-business channels," said Mr. Croxon. "I am delighted to join the board and look forward to helping this talented team elevate awareness of Points’ loyalty products. I believe that consumers will turn to Points to unlock the value in the billions of dollars in points they have earned from various loyalty programs that are sitting unused in their accounts, and this is especially true in these difficult economic times."

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management web site. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Hotel Group’s TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group’s Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. Website: http://www.points.com

For more information contact:

Investor relations:

Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453

Media relations:
Jordan Fischler
Allison & Partners
T. 646-428-0604

Partnership enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com